Exhibit 8.1

The following is a list of all of the Company’s subsidiaries and their jurisdiction of incorporation.

Company	Jurisdiction
China Cablecom Ltd.	British Virgin Islands
China Cablecom Company Limited	Hong Kong
Jinan Youxiantong Network Technology Co., Ltd.	China
Heze Cablecom Network Technology Co., Ltd.	China
Binzhou Broadcasting and Television Information Network Co., Ltd.	China
Hubei Chutian Video Communication Network Co., Ltd.	China